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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

4-D NEUROIMAGING
(Name of the Issuer)

4-D NEUROIMAGING
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

350841 10 2
(CUSIP Number of Class of Securities)

D. Scott Buchanan, Ph.D.
President and Chief Executive Officer
4-D NEUROIMAGING
9727 Pacific Heights Boulevard
San Diego, CA 92121
(858) 453-6300
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Maria Sendra, Esq.
Kandace W. Richardson, Esq.
Clifford Chance US LLP
3811 Valley Centre Drive, 2nd Floor
San Diego, CA 92130-3318
(858) 720-3500

        This statement is filed in connection with (check the appropriate box):

        a.     ☒ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

        b.     ☐ The filing of a registration statement under the Securities Act of 1933.

        c.     ☐ A tender offer.

        d.     ☐ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*: $115,500	Amount of filing fee: $9.34

*
Calculated solely for purposes of determining the filing fee, this amount assumes that approximately 770,000 shares of Common Stock are acquired for cash for an amount equal to $0.15 per share.

☐
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:

    Form or Registration No.:

    Filing Party:

    Date Filed:

Introduction

        This Rule 13e-3 Transaction Statement on Schedule 13E-3/A (this "Schedule 13E-3") is being filed by 4-D Neuroimaging, a California corporation, (referred to herein as "4-D" or "Company" or "subject company" or "filing person") with the Securities and Exchange Commission (the "Commission") for purposes of effecting the transaction described herein.

        Concurrently with the filing of this Schedule 13E-3/A, 4-D is filing with the Commission a amended preliminary information statement pursuant to Schedule 14C of the Securities Exchange Act of 1934, as amended (the "Information Statement"), containing information with respect to the reverse stock split conducted by the Company. The Information Statement is in preliminary form and is subject to completion or amendment. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference into this Schedule 13E-3/A in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Information Statement. All references in this Schedule 13E-3/A to Items numbered 1001 through 1016 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1.    Summary Term Sheet.

ITEM 1001

        The information set forth in the Information Statement under the section entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

ITEM 1002

        (a)   The name of the Company is 4-D Neuroimaging. Its principal executive offices are located at 9727 Pacific Heights Boulevard, San Diego, California 92121, and its telephone number is (858) 453-6300.

        (b)   As of November 6, 2003, there were 221,859,748 shares of the Company's common stock, no par value, outstanding.

        (c)   The information set forth in the Information Statement under the section entitled "Market for our Common Stock and Dividend Policy" is incorporated herein by reference.

        (d)   The information set forth in the Information Statement under the section entitled "Market for our Common Stock and Dividend Policy" is incorporated herein by reference.

        (e)   The Company has not made any underwritten public offering of its common stock during the past three years.

        (f)    The Company has not made any purchases of its common stock during the past two years.

Item 3.    Identity and Background of Filing Person.

ITEM 1003

        (a)   4-D Neuroimaging, the subject company, is the filing person. Its principal executive offices are located at 9727 Pacific Heights Boulevard, San Diego, California 92121, and its telephone number is (858) 453-6300. The information set forth in the Information Statement under the sections entitled "Information Concerning 4-D Neuroimaging—Our Directors and Executive Officers," "Information Concerning 4-D Neuroimaging—Security Ownership of Management" and "Information Concerning 4-D Neuroimaging—Principal Shareholders and their Security Ownership" is incorporated herein by reference.

        (b)   The information set forth in the Information Statement under the section entitled "Information Concerning 4-D Neuroimaging—Principal Shareholders and their Security Ownership" is incorporated herein by reference.

        (c)   The information set forth in the Information Statement under the sections entitled "Information Concerning 4-D—Our Directors and Executive Officers," "Information Concerning 4-D—Security Ownership of Management" and "Information Concerning 4-D—Principal Shareholders and their Security Ownership" is incorporated herein by reference.

Item 4.    Terms of the Transaction.

ITEM 1004

        (a)   The information set forth in the Information Statement under the sections entitled "Summary Term Sheet," "Special Factors" and "The Reverse Split" is incorporated herein by reference.

        (c)   The information set forth in the Information Statement under the sections entitled "Special Factors—Effects of the Reverse Split on Unaffiliated Shareholders Who Hold Fewer than 1200 Shares of our Common Stock in a Single Account," "Special Factors—Effects of the Reverse Split on Unaffiliated Shareholders Who Hold 1200 or More Shares of our Common Stock in a Single Account" and "Special Factors—Effects of the Reverse Split on Affiliated Shareholders" is incorporated herein by reference.

        (d)   The information set forth in the Information Statement under the section entitled "The Reverse Split—Dissenters' Rights" is incorporated herein by reference.

        (e)   The information set forth in the Information Statement under the section entitled "The Reverse Split—Provision for Unaffiliated Shareholders" is incorporated herein by reference.

        (f)    The information set forth in the Information Statement under the sections entitled "Special Factors—Purpose of the Reverse Split," "Special Factors—Background of the Reverse Split; Alternatives Considered by the Board," "Special Factors—Reasons for the Reverse Split" and "Special Factors—Effects of the Reverse Split on the Company" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

ITEM 1005

        (a)   The information set forth in the Information Statement under the section entitled "Information Concerning 4-D Neuroimaging—Certain Relationships and Related Transactions with Affiliates" is incorporated herein by reference.

        (b)   None.

        (c)   None.

        (e)   None.

Item 6.    Purpose of the Transaction and Plans or Proposals.

ITEM 1006

        (b)   The information set forth in the Information Statement under the sections entitled "The Reverse Split," "Special Factors—Effects of the Reverse Split on Unaffiliated Shareholders Who Hold Fewer than 1200 Shares of our Common Stock in a Single Account," "Special Factors—Effects of the Reverse Split on Unaffiliated Shareholders Who Hold 1200 or More Shares of our Common Stock in a Single Account," "Special Factors—Effects of the Reverse Split on Affiliated Shareholders" and "Special Factors—Effects of the Reverse Split on the Company" is incorporated herein by reference.

        (c)(1)-(8)    The information set forth in the Information Statement under the sections entitled "Special Factors—Purpose of the Reverse Split," "Special Factors—Reasons for the Reverse Split" and "Special Factors—Effects of the Reverse Split on the Company" is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

ITEM 1013

        (a)   The information set forth in the Information Statement under the section entitled "Special Factors—Purpose of the Reverse Split" is incorporated herein by reference.

        (b)   The information set forth in the Information Statement under the section entitled "Special Factors—Background of the Reverse Split; Alternatives Considered by the Board" is incorporated herein by reference.

        (c)   The information set forth in the Information Statement under the section entitled "Special Factors—Reasons for the Reverse Split" is incorporated herein by reference.

        (d)   The information set forth in the Information Statement under the sections entitled "Special Factors—Effects of the Reverse Split on Unaffiliated Shareholders Who Hold Fewer than 1200 Shares of our Common Stock in a Single Account," "Special Factors—Effects of the Reverse Split on Unaffiliated Shareholders 1200 or More Shares of our Common Stock in a Single Account," "Special Factors—General Examples of Potential Effects of the Reverse Split," "Special Factors—Effects of the Reverse Split on Affiliated Shareholders," "Special Factors—Effects of the Reverse Split on the Company," "Special Factors—Certain Material Federal Income Tax Consequences" and "The Reverse Split—Accounting Consequences" is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

ITEM 1014

        (a)   The information set forth in the Information Statement under the section entitled "Special Factors—Position of 4-D Regarding Fairness of the Reverse Split" is incorporated herein by reference.

        (b)   The information set forth in the Information Statement under the sections entitled "Special Factors—Position of 4-D Regarding Fairness of the Reverse Split" and "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split" is incorporated herein by reference.

        (c)   The information set forth in the Information Statement under the section entitled "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split—The Reverse Split has not been structured so as to require the approval of at least a majority of the unaffiliated shareholders" is incorporated herein by reference.

        (d)   The information set forth in the Information Statement under the section entitled "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split—The Reverse Split has not been structured to require the separate approval of directors unaffiliated with the Company" and "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split—The board of directors has not obtained a fairness report" is incorporated herein by reference.

        (e)   The information set forth in the Information Statement under the section entitled "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split—Procedural Factors Disfavoring the Reverse Split—The Reverse Split has not been structured to require the separate approval of directors unaffiliated with the Company" is incorporated herein by reference.

        (f)    Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

ITEM 1015

        (a)-(c)    The information set forth in the Information Statement under the section entitled "Special Factors—Reports, Opinions and Appraisals" is incorporated herein by reference.

Item 10.    Source and Amount of Funds or Other Consideration.

ITEM 1007

        (a)   The information set forth in the Information Statement under the section entitled "The Reverse Split—Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

        (b)   Not applicable.

        (c)   The information set forth in the Information Statement under the sections entitled "The Reverse Split—Source of Funds and Financial Effect of the Reverse Split" and "The Reverse Split—Fees and Expenses" is incorporated herein by reference.

        (d)   The information set forth in the Information Statement under the section entitled "The Reverse Split—Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company.

ITEM 1008

        (a)   The information set forth in the Information Statement under the sections entitled "Information Concerning 4-D Neuroimaging—Security Ownership of Management" and "Information Concerning 4-D Neuroimaging—Principal Shareholders and their Security Ownership" is incorporated herein by reference.

        (b)   Not applicable.

Item 12.    The Solicitation or Recommendation.

ITEM 1012

        (d)-(e)    The information set forth in the Information Statement under the sections entitled "Special Factors—Position of 4-D Regarding the Fairness of the Reverse Split," "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split" and "Special Factors—Effects of the Reverse Split on Affiliated Shareholders" is incorporated herein by reference.

Item 13.    Financial Statements.

ITEM 1010

        (a)   The information set forth in the Information Statement under the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Special Factors—Factors Considered by the Board of Directors as to the Fairness of the Reverse Split" and the financial statements and related notes set forth in Annex B to the Information Statement are incorporated herein by reference.

        (b)   The pro forma financial information set forth in Annex C to the Information Statement is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

ITEM 1009

        (a)-(b)    None.

Item 15.    Additional Information.

ITEM 1011

        (b)   Not applicable.

Item 16.    Exhibits.

ITEM 1016

        (a)   Preliminary Information Statement dated November 26, 2003, and amended January 2, 2004 (incorporated herein by reference to the Information Statement filed with the Commission by 4-D on January 2, 2004).

        (b)   Letter Agreement, dated on or about November 5, 2002, between 4-D Neuroimaging and AIG Private Bank, Ltd. (incorporated herein by reference to Exhibit 10.2 in the Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 2002, filed with the SEC on February 14, 2003).

        (c)   Not applicable.

        (d)   Not applicable.

        (f)    Not applicable.

        (g)   Not applicable.

Cautionary Statement Regarding Forward-Looking Information

        This Schedule 13E-3 contains and incorporates by reference certain forward-looking statements concerning 4-D's financial position, business and future prospects. Because these forward-looking statements are being made in connection with a going private transaction, the safe harbor created by Section 21E of the Exchange Act does not apply to these statements. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and 4-D's plans, goals and objectives. Such statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar terms. 4-D's actual results may differ materially from such statements.

        Although 4-D believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there cannot be any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by 4-D or any other person that the future events, plans or expectations contemplated by 4-D will be achieved. To the extent required by the federal securities laws, 4-D has a responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding 4-D's financial condition and this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. Readers should carefully review the risk factors set forth herein as well as other factors addressed in this report. Forward-looking statements made in this document or in any documents incorporated by reference or otherwise made in reference to this transaction are not protected under the safe harbors of the Private Securities Litigation Reform Act of 1995.

SIGNATURES

        After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated as of January 2, 2004

4-D NEUROIMAGING
By:	/s/ D. Scott Buchanan, Ph.D.
Name:	D. Scott Buchanan, Ph.D.
Title:	President, Chief Executive Officer and Principal Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)	Preliminary Information Statement, dated November 26, 2003 and amended January 2, 2004 (incorporated herein by reference to the Information Statement filed with the Commission by 4-D on January 2, 2004).
(b)
Letter Agreement, dated on or about November 5, 2002 between 4-D Neuroimaging and AIG Private Bank, Ltd. (incorporated herein by reference to Exhibit 10.2 in the Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 2002, filed with the SEC on February 14, 2003).
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX